CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

RECEIVED

2007 OCT 29 P 1:49

82-4507

07027627

8 October 2007

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

SUPPL

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 1 September 2007 till 28 September 2007, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233515 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

PROCESSED
OCT 31 2007
THOMSON
FINANCIAL

Ng Chooi Peng
Senior Secretariat Manager

Encs

S:\Sec\ADR\2007\Ltr to ADR.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by The Ascott Group Limited - "(A) Citadines Shanghai Biyun (B) Somerset Youyi Tianjin"	1 Sep 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, One Trustee Pte. Ltd."	3 Sep 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Companies in members' voluntary liquidation (A) Brimity Pte Ltd (B) Clover Properties Pte Ltd"	3 Sep 2007	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited - "Quill Capita Trust - Proposed Acquisitions and Proposed Placement"	3 Sep 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiaries (A) Fairfield Place Pte. Ltd. (B) Pagesus Pte. Ltd."	4 Sep 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly owned subsidiary, Beijing CapitaLand Pin Yuan Real Estate Development Co., Ltd."	5 Sep 2007	SGX-ST Listing Manual
Announcement and news release by CapitaLand Limited - "Subscription for units in CapitaRetail China Development Fund II"	6 Sep 2007	SGX-ST Listing Manual and For Public Relations Purposes
Joint news release by CapitaLand Limited and Rock Productions Pte Ltd - "Rock Productions and CapitaLand Develop Integrated Civic, Cultural, Retail and Entertainment Hub at Vista Xchange, one-north"	9 Sep 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect subsidiary, CapitaLand India Private Limited"	12 Sep 2007	SGX-ST Listing Manual
Announcement by The Ascott Group Limited – "Clarification of Bloomberg & Business Times Reports"	12 Sep 2007	For Public Relations Purposes
Announcement by CapitaRetail China Trust Management Limited - "Payment of management fee by way of issue of units in CapitaRetail China Trust"	14 Sep 2007	For Public Relations Purposes
Announcement by CapitaLand Limited – "Sale of 50% stake in Grand Design Development Limited"	16 Sep 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Interest payment relating to Floating Rate Notes Series P1-S-0002L issued under CapitaLand Treasury Limited's S$3 billion Multicurrency Medium Term Note Programme"	17 Sep 2007	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited - "Appointment of Chief Executive Officer, change of Directors and reconstitution of Executive Committee"	21 Sep 2007	For Public Relations Purposes
Announcement by The Ascott Group Limited - "Completion of the divestment of Somerset Bayswater in London"	24 Sep 2007	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Completion of sale of stake in Savu Properties Ltd"	24 Sep 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of a joint venture company, Chengdu CapitaLand Zhixin Wenjiang Co., Ltd."	24 Sep 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaRetail India Fund Management Pte. Ltd."	25 Sep 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiaries, (I) CapitaLand (Hangzhou) Investment Holdings Pte. Ltd. (II) Simple Tone Pte. Ltd. (III) Swanstons Pte. Ltd."	26 Sep 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited - "Completion of sale of stake in CapitaLand-Raffles Properties Pte Ltd"	28 Sep 2007	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Reduction of interest in Malaysia Commercial Development Fund Pte. Ltd."	28 Sep 2007	SGX-ST Listing Manual

S:\Sec\ADR\2007\Sep 2007.doc

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	01-Sep-2007 11:17:40
Announcement No.	00008

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "(A) Citadines Shanghai Biyun (B) Somerset Youyi Tianjin"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, had on 31 August 2007, issued an announcement on the above matter, as attached for information.
Attachments:	Ascott.Biyun.Youyi.31Aug07.pdf Total size = **35K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED

(Co. Reg No: 197900881N)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

INTRODUCTION

On 26 April 2007, The Ascott Group Limited ("**Ascott**") announced that it has launched a real estate fund, which was renamed Ascott Serviced Residence (China) Fund ("**ASRCF**"). ASRCF is an associated company of Ascott in which Ascott has a 33% shareholding interest. Transaction A and Transaction B as defined below ("**Transactions**") are part of Ascott's planned injection of three seed investments into ASRCF as announced on 26 April 2007.

(A) CITADINES SHANGHAI BIYUN

The Transaction

Ascott has a 100% interest in the Citadines Shanghai Biyun property held through various wholly owned subsidiaries. Two of these subsidiaries are Ascott Holding (China) Limited ("**AHCL**") and its directly held wholly owned subsidiary, Citadines Biyun (BVI) Limited ("**Citadines Biyun BVI**"). Citadines Shanghai Biyun property is a serviced residence located at Lane 450 Hong Feng Road, Pudong, Shanghai, People's Republic of China.

The Board of Directors of Ascott wishes to announce that AHCL had divested the entire issued and paid-up share capital of Citadines Biyun BVI to ASRCF ("**Transaction A**"). Following the divestment, Ascott's effective shareholding interest in Citadines Biyun BVI was reduced from 100% to 33%.

As part of the transaction, AHCL had assigned to ASRCF and ASRCF had purchased the total amount of US$20,045,325 owed by Citadines Biyun BVI and its subsidiary, Citadines Biyun (Hong Kong) Limited to AHCL under two loan agreements ("**Loans**").

Following the divestment, the Citadines Shanghai Biyun property will be managed by Ascott's wholly-owned subsidiary, Ascott Property Management (Shanghai) Co., Ltd.

The Consideration

The total cash sale consideration for Transaction A, paid on completion is US$20,245,841 comprising (1) US$200,516 (S$306,228) for the share capital which was arrived at on an arm's length and willing buyer, willing seller basis, taking into account *inter alia*, the net asset value of Citadines Biyun BVI and the deemed cost of funding of the acquisition of Citadines Shanghai Biyun property and (2) US$20,045,325 for the assignment of the Loans.

(B) SOMERSET YOUYI TIANJIN

The Transaction

Ascott has a 100% interest in the Somerset Youyi Tianjin property held through various wholly owned subsidiaries. Two of these subsidiaries are AHCL and its directly held wholly owned subsidiary, Somerset Youyi (BVI) Limited ("**Somerset Youyi BVI**"). Somerset Youyi Tianjin property is a serviced residence located at 35 Youyi Road, Hexi District, Tianjin.

The Board of Directors of Ascott wishes to announce that AHCL had divested the entire issued and paid-up share capital of Somerset Youyi BVI to ASRCF ("**Transaction B**"). Following the divestment, Ascott's effective shareholding interest in Somerset Youyi BVI was reduced from 100% to 33%.

As part of the transaction, AHCL had assigned to ASRCF and ASRCF had purchased the total amount of US$24,906,159 owed by Somerset Youyi (Hong Kong) Limited (a wholly owned subsidiary of Somerset Youyi BVI) to AHCL under a loan agreement (the "**Loan**").

Following the divestment, the Somerset Youyi Tianjin property will be managed by Ascott's wholly-owned subsidiary, Ascott Property Management (Shanghai) Co., Ltd.

The Consideration

The total cash sale consideration for Transaction B, paid on completion is US$25,959,176 comprising (1) US$1,053,017 (S$1,608,167) for the share capital which was arrived at on an arm's length and willing buyer, willing seller basis taking into account *inter alia*, the net asset value of Somerset Youyi BVI and the deemed cost of funding of the acquisition of Somerset Youyi Tianjin property and (2) US$24,906,159 for the assignment of the Loan.

FINANCIAL EFFECTS

The effective net tangible asset value of the assets to be disposed of as at 30 June 2007 is S$46.1 million. The Transactions are not expected to have a material impact on the net tangible assets per share and the earnings per share of the Group for the current financial year.

By Order of the Board

Hazel Chew/Lam Chee Kin
Joint Company Secretaries

Singapore, 31 August 2007

Note: The exchange rate used in this Announcement is as follows: US$1 = S$1.5272

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, ONE TRUSTEE PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

Name	:	One Trustee Pte. Ltd.
Principal Activity	:	Investment Holding and Property Development
Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
3 September 2007

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

COMPANIES IN MEMBERS' VOLUNTARY LIQUIDATION
(A) BRIMITTY PTE LTD
(B) CLOVER PROPERTIES PTE LTD

CapitaLand Limited ("CapitaLand") wishes to announce that Brimitty Pte Ltd ("BPL") and Clover Properties Pte Ltd ("CPPL"), its dormant indirect wholly-owned subsidiaries incorporated in Singapore, have been placed under members' voluntary liquidation.

The voluntary liquidation of BPL and CPPL is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Low Sai Choy
Company Secretary
3 September 2007

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	03-Sep-2007 18:40:11
Announcement No.	00113

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Quill Capita Trust - Proposed Acquisitions and Proposed Placement"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.QCT.3Sep07.pdf Total size = **134K** (2048K size limit recommended)

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CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(A) FAIRFIELD PLACE PTE. LTD.
(B) PAGESUS PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries incorporated in Singapore:-

Name	:	Fairfield Place Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share

Name	:	Pagesus Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
4 September 2007

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY BEIJING CAPITALAND PIN YUAN REAL ESTATE DEVELOPMENT CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in The People's Republic of China:

Name	:	Beijing CapitaLand Pin Yuan Real Estate Development Co., Ltd.
Principal Activity	:	Real Estate Development and Management
Registered Capital	:	RMB321 Million

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
5 September 2007

![CapitaLand]

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT SUBSIDIARY CAPITALAND INDIA PRIVATE LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect subsidiary incorporated in India:

Name	:	CapitaLand India Private Limited
Principal Activity	:	Management and consultancy services
Authorised Share Capital	:	Rs. 75,000,000 divided into 7,500,000 shares of Rs. 10 each
Paid-up Share Capital	:	Rs. 21,000,000 comprising 2,100,000 shares of Rs. 10 each

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
12 September 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	12-Sep-2007 12:55:24
Announcement No.	00029

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "Clarification of Bloomberg & Business Times Reports"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	TAGL_Bloomberg_Business_Times.pdf Total size = **19K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

CLARIFICATION OF BLOOMBERG & BUSINESS TIMES REPORTS

The Ascott Group Ltd (the "**Company**") refers to the reports by Bloomberg on 9 September 2007 "Ascott to Develop Serviced Residences in Gulf States with Nuzul" and in the Business Times on 10 September 2007 "Ascott in serviced residence tie-up", both of which state that "Ascott and Nuzul aim to manage 15 serviced residences in the Gulf by 2010 and at least 50 by 2017 to meet demand from business travellers and tourists".

The Company wishes to clarify that, as announced on 29 April 2006, it has signed a master development agreement with Addax Investment Bank (subsequently novated to Nuzul Holding BSC ("**Nuzul**")) towards formalising their agreement to launch at least 15 serviced residences to be managed by the Company across the Middle East and North Africa by 2010. The statement of at least 50 properties by 2017 was an internal target made by Nuzul.

By Order of the Board

Hazel Chew/Lam Chee Kin
Joint Company Secretaries

Singapore, 12 September 2007

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	14-Sep-2007 18:16:58
Announcement No.	00111

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust - "Payment of management fee by way of issue of units in CapitaRetail China Trust"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CRCTAnnc.14Sep07.pdf Total size = **187K** (2048K size limit recommended)

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CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INTEREST PAYMENT RELATING TO FLOATING RATE NOTES SERIES P1-S-0002L ISSUED UNDER CAPITALAND TREASURY LIMITED'S S$3 BILLION MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

Pursuant to Rule 747(2) of the Listing Manual of the Singapore Exchange Securities Trading Limited, CapitaLand Limited wishes to announce the following interest payment in respect of the S$120 Million Floating Rates Notes Due 2011 (the "Series P1-S-0002L Notes") issued under the S$3 Billion Multicurrency Medium Term Note Programme of its wholly-owned subsidiary, CapitaLand Treasury Limited:

Principal Amount of Notes	: S$120 Million
Interest Period	: From 15 March 2007 to 17 September 2007
Interest Rate	: 3.6675% per annum
Interest Amount	: S$4,672.29 for the coupon amount of each Note having a principal sum of S$250,000
Payment Date	: 17 September 2007
Paying Agent	: Citicorp Investment Bank (Singapore) Limited 300 Tampines Avenue 5 #09-00 Tampines Junction Singapore 529653

By Order of the Board

Low Sai Choy
Company Secretary
17 September 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	21-Sep-2007 18:19:49
Announcement No.	00125

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Appointment of Chief Executive Officer, change of Directors and reconstitution of Executive Committee"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCT.annc.21Sep07.pdf Total size = **100K** (2048K size limit recommended)

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CapitaCommercial Trust

(Constituted in the Republic of Singapore pursuant to
a Trust Deed dated 6 February 2004,as amended)

APPOINTMENT OF CHIEF EXECUTIVE OFFICER, CHANGE OF DIRECTORS AND RECONSTITUTION OF EXECUTIVE COMMITTEE

The Board of Directors of CapitaCommercial Trust Management Limited (the "Company"), the manager of CapitaCommercial Trust, wishes to announce the following changes with effect from 1 October 2007:

(i) The appointment of Ms Lynette Leong Chin Yee as Chief Executive Officer, Director and member of the Executive Committee of the Company;

(ii) The resignation of Mr Wen Khai Meng as alternate director to Mr Kee Teck Koon and the appointment of Mr Wen Khai Meng as a Non-Executive Director and a member of the Executive Committee of the Company; and

(iii) The resignation of Mr Martin Tan Toh Tee as a Director and a member of the Executive Committee of the Company.

The Board wishes to express its thanks and appreciation to Mr Martin Tan for his contributions to the Company.

Ms Leong has more than 20 years of experience in real estate, banking and finance in Singapore, Korea, Hong Kong, Malaysia, the United Kingdom and the United States of America. She obtained a Bachelor of Science degree in Estate Management and a Master of Science degree in Real Estate from the National University of Singapore. She also has a Diploma in Banking and Finance from Singapore's Institute of Banking and Finance, and an Advanced Diploma in Business Administration from the United Kingdom's Institute of Business Executives.

The detailed template announcements pursuant to Rule 704(7) of the Listing Manual, containing the particulars of Ms Leong and Mr Wen will be released separately to the Singapore Exchange Securities Trading Limited.

Following the aforementioned changes, the Board of Directors of the Company and the Executive Committee will comprise the following members:

Board of Directors

Mr Richard Edward Hale - Chairman

Mr Liew Mun Leong - Deputy Chairman

Ms Lynette Leong Chin Yee - Chief Executive Officer

Mr Stewart Fraser Ewen

Mr Ho Swee Huat

Mr Fong Kwok Jen

Mr Kee Teck Koon

Mr Olivier Lim Tse Ghow

Mr Wen Khai Meng

(also Acting Chief Executive Officer from 16 September 2007 to 30 September 2007)

Executive Committee

Mr Liew Mun Leong - Chairman

Mr Kee Teck Koon

Mr Olivier Lim Tse Ghow

Mr Wen Khai Meng

Ms Lynette Leong Chin Yee

There are no changes to the composition of the other Board Committees.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore

21 September 2007

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	24-Sep-2007 07:49:32
Announcement No.	00008

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	The Ascott Group Limited - "Completion of the divestment of Somerset Bayswater in London"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	TAGL.Somerset.Bayswater.24Sep07.pdf Total size = **67K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

COMPLETION OF THE DIVESTMENT OF SOMERSET BAYSWATER IN LONDON

On 13 July 2007, The Ascott Group Limited (the "Company") announced the divestment by the Company's indirectly held joint venture companies (in which the Company has a 50% stake) of the property known as Somerset Bayswater located in London, United Kingdom (the "**Divestment**").

The Company is pleased to announce that the Divestment was completed on 21 September 2007.

By Order of the Board

Hazel Chew/Lam Chee Kin
Joint Company Secretaries

Singapore, 24 September 2007

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

COMPLETION OF SALE OF STAKE IN SAVU PROPERTIES LTD

Further to the announcement made on 30 August 2007, CapitaLand Limited ("CapitaLand") wishes to announce that the sale by its indirect wholly-owned subsidiary, Orthoclase Pte Ltd of its entire 50% stake in Savu Properties Ltd ("SPL"), has been completed today.

Following the completion, SPL has ceased to be an associated company of CapitaLand.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
24 September 2007

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF A JOINT VENTURE COMPANY
CHENGDU CAPITALAND ZHIXIN WENJIANG CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following company incorporated in The People's Republic of China:

Name	:	Chengdu CapitaLand Zhixin Wenjiang Co., Ltd. ("Chengdu CapitaLand Zhixin")
Principal Activity	:	Property development
Registered Capital	:	RMB369,920,000

Chengdu CapitaLand Zhixin is a 50:50 joint venture company between Ellery Pte. Ltd., an indirect wholly-owned subsidiary of CapitaLand and Chengdu Tianfu Zhixin Co., Ltd, a party unrelated to CapitaLand.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
24 September 2007

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY CAPITARETAIL INDIA FUND MANAGEMENT PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

Name	:	CapitaRetail India Fund Management Pte. Ltd.
Principal Activity	:	Property Fund Management
Share Capital	:	S$2 comprising 2 ordinary shares

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
25 September 2007

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(I) CAPITALAND (HANGZHOU) INVESTMENT HOLDINGS PTE. LTD.
(II) SIMPLE TONE PTE. LTD.
(III) SWANSTONS PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiaries incorporated in Singapore:

Name	:	CapitaLand (Hangzhou) Investment Holdings Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share

Name	:	Simple Tone Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share

Name	:	Swanstons Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share

None of the Directors or controlling shareholder of CapitaLand has any interest direct or indirect in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
26 September 2007

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

COMPLETION OF SALE OF STAKE IN CAPITALAND-RAFFLES PROPERTIES PTE LTD

Further to its announcement made on 18 June 2007, CapitaLand Limited ("**CapitaLand**") wishes to announce that CapitaLand Raffles Investment Pte Ltd has completed the sale of its entire 50% stake in CapitaLand-Raffles Properties Pte Ltd ("**CapitaLand-Raffles**") to Raffles Medical Properties Pte Ltd.

Following the completion of the sale, CapitaLand-Raffles has ceased to be an associated company of CapitaLand.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
28 September 2007

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

REDUCTION OF INTEREST IN MALAYSIA COMMERCIAL DEVELOPMENT FUND PTE. LTD.

On 28 March 2007, CapitaLand Limited ("CapitaLand")'s wholly-owned subsidiary, CapitaLand Commercial Limited (formerly known as CapitaLand Commercial & Integrated Development Limited), had, through its wholly-owned subsidiary, CapitaLand (M) Investments Pte. Ltd. ("CMIPL"), entered into three agreements with Malaysia Commercial Development Fund Pte. Ltd. (the "Fund") in which it had committed to subscribe for 50,000, 20,000 and 5,000 redeemable preference shares of US$1,000 each in the Fund ("RPS") respectively, amounting to an aggregate of 75,000 RPS, for a total commitment of US$75 million (approximately S$114.4 million).

CapitaLand wishes to announce that CMIPL has today entered into a novation agreement (the "Novation Agreement") with an unrelated third party (the "New Investor") to novate the subscription agreement for the 20,000 RPS (the "Subscription Agreement"). Pursuant to the Novation Agreement, the New Investor will assume the rights, benefits, liabilities and obligations of CMIPL under the Subscription Agreement with effect from today.

Pursuant to the Subscription Agreement, CMIPL had subscribed for and been issued 1,849 RPS. CMIPL has today concurrently with the Novation Agreement, entered into a share transfer agreement (the "Share Transfer Agreement") with the New Investor for the sale of the 1,849 RPS (the "Sale Shares"), for a consideration of US$1.8903 million (approximately S$2.9 million) (the "Consideration"). The Consideration was arrived at on a willing-buyer willing-seller basis and was satisfied wholly in cash.

The Fund is a closed-end development fund which invests in real estate development properties primarily in Kuala Lumpur and the Klang Valley with a fund size of US$270 million (approximately S$411.8 million). The Subscription Agreement which is in respect of a commitment of US$20 million (approximately S$30.5 million) represents a 7.4% interest in the Fund.

With the execution of the Novation Agreement and completion of the Share Transfer Agreement, CapitaLand's effective interest in the Fund has been reduced from approximately 30% to approximately 23%.

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of CapitaLand for the current financial year ending 31 December 2007.

None of the Directors or the substantial shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Low Sai Choy
Company Secretary
28 September 2007

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITALCOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (as manager of CCT)
Date & Time of Broadcast	03-Sep-2007 18:22:50
Announcement No.	00108

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Quill Capita Trust ("QCT") - Proposed Acquisitions and Proposed Placement
Description	The announcement issued by HWANGDBS Investment Bank Berhad and Aseambankers Malaysia Berhad on behalf of Quill Capita Management Sdn Bhd, as manager of QCT, to the Bursa Malaysia Securities Berhad, is attached for information. CCT is a substantial unitholder of QCT.
Attachments:	070903-AnnouncementonCompletion.pdf Total size = **30K** (2048K size limit recommended)

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Form Version 2.0

General Announcement

Submitted by OT_HWANG DBS SECURITIES on 03/09/2007 05:32:52 PM
Reference No OD-070903-82950

Submitting Merchant Bank (If applicable)	:	HWANGDBS INVESTMENT BANK BERHAD
Submitting Secretarial Firm Name (If applicable)	:	
* Company name	:	QUILL CAPITA TRUST
* Stock name	:	QCAPITA
* Stock code	:	5123
* Contact person	:	SHELLEY WONG / KEVIN HENG
* Designation	:	VICE PRESIDENT / SENIOR EXECUTIVE

* Type : ● Announcement ○ Reply to query

* Subject :

QUILL CAPITA TRUST ("QCT")
- **Proposed Acquisitions**
- **Proposed Placement**

(collectively referred to as the "Proposals")

* **Contents :-**

We refer to the announcements dated 8 June 2007, 12 June 2007, 2 July 2007, 4 July 2007, 8 August 2007 and 15 August 2007.

On behalf of the Board of Directors of Quill Capita Management Sdn Bhd ("Manager"), HWANGDBS Investment Bank Berhad *(formerly known as Hwang-DBS Investment Bank Berhad) (formerly known as Hwang-DBS Securities Berhad)* and Aseambankers Malaysia Berhad, being the joint advisers of the Proposals, are pleased to announce that the proposed placement of up to 151,440,000 new units in QCT and the Proposed Acquisitions of Wisma Technip and part of Plaza Mont' Kiara have been duly completed on 3 September 2007.

We refer to the condition imposed by the Securities Commission ("SC") in relation to the status of the application of the Certificate of Fitness for the additional improvement and upgrading works to Plaza Mont'Kiara for the acquisition of part of Plaza Mont'Kiara, and on behalf of the Manager, we are pleased to announce that the said Certificate of Fitness has been obtained from Dewan Bandaraya Kuala Lumpur on 10 August 2007.

This announcement is dated 3 September 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SUBSCRIPTION FOR UNITS IN CAPITARETAIL CHINA DEVELOPMENT FUND II

CapitaLand Limited ("**CapitaLand**") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Retail China Pte. Ltd. ("**CapitaLand Retail China**") has today entered into a subscription agreement (the "**Agreement**") with CapitaRetail China Fund Management Pte. Ltd. (the "**Manager**") and CapitaLand Retail Trustee Pte. Ltd. (the "**Trustee**"), as the manager and the trustee for CapitaRetail China Development Fund II (the "**Development Fund II**") respectively. Pursuant to the Agreement, CapitaLand Retail China will subscribe for 405 million units (the "**Subscription**") in the Development Fund II for cash at S$1 per unit, amounting to S$405 million.

The Development Fund II is a closed-end private fund providing institutions with an opportunity to invest in retail mall developments located in the People's Republic of China. The Manager and the Trustee are both indirect wholly-owned subsidiaries of CapitaLand. The Trustee will hold the assets of the Development Fund II in its capacity as trustee of the Development Fund II.

As at the date of this announcement, the Development Fund II has raised committed capital of S$900 million from CapitaLand Retail China and other investors through agreements to subscribe for units in the Development Fund II. CapitaLand Retail China's commitment of S$405 million represents 45% of the aggregate committed capital raised by the Development Fund II.

Upon issue and allotment by the Development Fund II of the units subscribed by CapitaLand Retail China and other investors, the Development Fund II will become an indirect associated company of CapitaLand.

The Subscription is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2007.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
6 September 2007

CapitaLand

For Immediate Release
6 September 2007

NEWS RELEASE

CapitaLand successfully establishes CapitaRetail China Development Fund II worth approximately US$600 million (S$900 million)

Singapore, 6 September 2007 - CapitaLand Limited ("CapitaLand") is pleased to announce that it has successfully established CapitaRetail China Development Fund II ("CapitaRetail China II") with a fund size of approximately US$600 million (S$900 million). CapitaLand holds a 45% stake in CapitaRetail China II whilst the remaining stakes are held by insurance companies, pension funds and corporations.

Similar to CapitaRetail China Development Fund ("CapitaRetail China I"), which also has a fund size of US$600 million (approximately S$900 million), CapitaRetail China II will invest in retail mall development projects located in the People's Republic of China. To date, funds in CapitaRetail China I are already more than 90% committed. In addition, CapitaLand has also sponsored CapitaRetail China Incubator Fund ("CapitaRetail China Incubator"), which has a fund size of US$425 million (approximately S$638 million), which closed in June last year. CapitaRetail China Incubator was established to warehouse retail properties with the potential to generate quality income after the repositioning of the property, enhancing the asset or on completion of leasing activities. CapitaRetail China Trust, which has a right of first refusal to the assets in CapitaRetail China I, CapitaRetail China II and CapitaRetail China Incubator, completes CapitaLand's China integrated retail real estate strategy.

Mr Pua Seck Guan, CEO of CapitaLand Retail Limited and Co-CEO of CapitaLand Financial, said: "We would like to thank our investors for the successful closing of CapitaRetail China Development Fund II. With the three CapitaLand-sponsored private retail property funds, we have garnered more than US$1.6 billion of dedicated funding to support our long term retail real estate business expansion plan in China. Through leveraging on our established retail real estate platform, we will continue to strengthen our retail presence in various tiered cities to become a leading retail real estate player in China."

CapitaLand continues to take a long term view on the China retail real estate market and has identified a significant pipeline of projects there. Our growth plans, supported by a staff strength of approximately 1,400, of which more than 97% are locals, will also allow us to contribute to the growth of the retail skillsets in China.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Quill Capita Trust.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **6 September 2007**

Media Contact
Tong Ka-Pin
Communications
HP: (65) 9862 2435
Email: tong.ka-pin@capitaland.com.sg

Analyst Contact
Harold Woo
Investor Relations
DID: (65) 6823 3210
Email: harold.woo@capitaland.com.sg

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	09-Sep-2007 12:04:38
Announcement No.	00001

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Joint news release by CapitaLand Limited and Rock Productions Pte Ltd - "Rock Productions and CapitaLand Develop Integrated Civic, Cultural, Retail and Entertainment Hub at Vista Xchange, one-north"
Description	The attached joint news release issued by CapitaLand Limited and Rock Productions Pte Ltd on the above matter is for information.
Attachments:	JointNewsRelease.One-North.9Sep07.pdf Total size = **126K** (2048K size limit recommended)

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9 September 2007
For Immediate Release

NEWS RELEASE

Rock Productions and CapitaLand Develop Integrated Civic, Cultural, Retail and Entertainment Hub at Vista Xchange, one-north

Rock Productions to own and manage Civic and Cultural Zone and CapitaLand to own and manage Retail and Entertainment Zone

Singapore, 9 September 2007 – Rock Productions Pte Ltd ("Rock") was awarded on 7 September 2007 the tender by JTC Corporation ("JTC") to build, lease and operate an integrated Civic, Cultural, Retail and Entertainment hub ("Integrated Hub") at Vista Xchange, one-north on a 60-year lease term at a land bid price of S$188.988 million. The Integrated Hub will comprise a Civic and Cultural Zone, measuring over 30,000 square metres ("sm") in Gross Floor Area ("GFA"), and a Retail and Entertainment Zone, measuring over 24,000 sm in GFA. Upon the award of the tender by JTC to Rock, CapitaLand Limited ("CapitaLand"), through its indirect wholly-owned subsidiary, One Trustee Pte. Ltd., entered into a Sale and Purchase ("S&P") Agreement with Rock to acquire the Retail and Entertainment Zone of the Integrated Hub. One Trustee Pte. Ltd. is holding the benefit of the S&P Agreement on trust for CapitaLand Retail Singapore Investments Two Pte. Ltd., a wholly-owned subsidiary of CapitaLand Retail Limited ("CapitaLand Retail").

The Integrated Hub will be developed at a total construction cost of S$660 million. Rock's commitment will amount to approximately S$280 million. CapitaLand Retail's investment will amount to approximately S$380 million, which includes the ownership of approximately 1,000 car park lots at the proposed development. CapitaLand Retail will also project manage the entire development of the Integrated Hub, which is expected to be completed by 2011.

The Integrated Hub will stand out in the one-north precinct with its stunning iconic architecture. Designed by Andrew Bromberg of AEDAS Hong Kong, the development will boast over eight levels of Civic and Cultural Zone, and four levels of Retail and Entertainment Zone, forming the base structure. The Integrated Hub will be well-served by the Buona Vista and the future Circle Line Mass Rapid Transit ("MRT") stations. The Integrated Hub will also enjoy direct connectivity to the adjacent Buona Vista MRT station via the Retail and Entertainment Zone on Level 1.

The Civic and Cultural Zone, to be owned and managed by Rock, is envisaged to become the new dynamic art, cultural, meeting, convention and exhibition centre in Singapore. ARTEC Consultants Inc, one of the world's leading performing arts facility design consultants, will be working on the design with Andrew Bromberg, to ensure that the facility meets the highest quality standards in acoustics, technology and audience experience. The proposed 5,000-seat state-of-the-art theatre will be the choice venue for touring concert productions, family entertainment and attractions, large scale conferences, launches, as well as corporate and community events. Secondary performance and event spaces, such as the multi-purpose function rooms and outdoor amphitheatre, will support the main goals of the upcoming art, cultural and convention centre, ensuring that the venue acts as a central hub catering to various cultural and convention groups. IMG Artists, the pre-eminent global performing arts management company, has been appointed to consult on and develop the strategies for the marketing and programming efforts for the Civic and Cultural Zone.

The Retail and Entertainment Zone, to be owned and managed by CapitaLand Retail, will comprise four levels: two above ground and two basement levels. It will take on an unique, open-concept with a spiral design that allows visitors to take a casual stroll along the gradually gradient spiral walkway to experience the full array of offerings on the various floors. The Retail and Entertainment Zone will be positioned as a vibrant retail, Food and Beverage ("F&B"), lifestyle, cum entertainment destination of choice for the one-north communities, residents in the one-north vicinity and beyond. On Basement 2, the tenant mix is expected to include a concept food hall, gourmet supermarket, fast-food and family restaurants, casual café and convenience or other services stores. Basement 1 will see hip coffee joints, casual dining outlets, café and desert bars, beauty services, lifestyle fashion, fashion accessories and lifestyle gift shops taking root.

Level 1 will be home to lifestyle cafes, bistro, restaurant and wine bars, whilst Level 2 will comprise chill-out wine bars and talk-of-the-town hip and thematic dance clubs.

It is envisaged that the Retail and Entertainment Zone will comprise concept retail, F&B and entertainment outlets which will complement the offerings at the Rochester and Holland Village areas, and successfully replicate the atmosphere at Clarke Quay, the premier riverfront F&B, lifestyle and entertainment precinct in Singapore owned and managed by CapitaLand Retail.

Mr Matthew Kang, Director of Rock Productions Pte Ltd, said, "The Civic and Cultural Zone of the Integrated Hub at Vista Xchange will be a world-class venue for staging large-scale performances, shows and events. Our extensive research indicates an overwhelming need for a sizeable performance venue, away from the city and well-equipped with state-of-the-art facilities, for concert (Western and Asian) and larger scale family productions in Singapore. The proposed 5,000-seat high-tech theatre, backed by the expertise of ARTEC Consultants Inc and IMG Artists, is expected to fulfill the needs of and attract these target performing art and cultural groups. We believe the Integrated Hub will soon become the distinctive social gathering destination which will significantly add to the vibrancy of the one-north precinct and Singapore's rapidly evolving retail and cultural landscape."

Mr Pua Seck Guan, CEO of CapitaLand Retail Limited, said, "The Retail and Entertainment Zone of the Integrated Hub at Vista Xchange presents a unique opportunity for CapitaLand to extend our presence to the Buona Vista area in Singapore. Other than catering to the demand of the affluent crowd from the nearby Bukit Timah, Holland and Rochester Park areas, the Retail and Entertainment Zone is expected to benefit from the natural visitor catchments from the one-north communities, surrounding housing estates, as well as tertiary institutions close by. The successful repositioning of Clarke Quay endorses our retail property management skillsets beyond typical retail malls to include retail, F&B, lifestyle cum entertainment precincts. We are confident that the unique open-concept Retail and Entertainment Zone, set in a lush green environment, will create a new hip and exciting destination of choice for the art and cultural patrons, professional, academic and residential communities in one-north and people from various parts of Singapore."

Design Concept of the Integrated Hub

The design of the Integrated Hub will be unique to Singapore and environmentally friendly. To minimise air-conditioned spaces, the design has opened up all four elevations to encourage air movement through the volume. The retail, civic square, outdoor theatre as well as the pre-function areas of the banqueting/meeting room facilities are all open air along with the dramatic 40 meter high "Grand Foyer". The result will be an enjoyable year round shaded and cooling environment allowing one to pass through or dwell within. On top of the facility is a large roof top garden shaded with trees and looking over a reflecting pool. Gardens are deliberately placed throughout the facility, softening the distinction of inside and outside spaces and promoting the Integrated Hub as an eco-friendly environment.

About the Integrated Hub, Vista Xchange, one-north

The Integrated Hub is strategically sited within Vista Xchange, which is one of the first three centres of excellence to be developed under JTC's one-north masterplan. The other two centres of excellence are Life Xchange and Central Xchange which feature key developments like Biopolis and Fusionopolis respectively. Designated as a corporate and business service centre as well as a lifestyle and cultural hub of one-north, Vista Xchange is well supported by public transportation nodes such as the Buona Vista MRT station and a Circle Line MRT station which is currently under construction. Other than the Complex, the 17-hectares Vista Xchange will house high rise offices, a business hotel and quality residential developments. one-north, a 180-hectares development located in Central Singapore, is positioned as an intellectually stimulating and interesting environment where a thriving community of scientists, researchers and technopreneurs can work, live, play and learn.

About Rock Productions Pte Ltd (www.rockproductions.com)

Owner and manager of the Rock Auditorium at Suntec City, a premier performance and lecture venue, the adjoining Rocks Gifts and Books Centre, as well as Marine Cove, the beach-front recreational and gastronomical establishment in the heart of East Coast Park, Rock Productions has been developing and managing integrated cultural, civic and commercial developments for more than 8 years.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed real estate companies in Asia. Headquartered in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's real estate and hospitality portfolio spans more than 90 cities in over 20 countries. CapitaLand also leverages on its significant real estate asset base, financial skills and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust, CapitaRetail China Trust and Quill Capita Trust.

About Artec Consultants Inc (www.ArtecConsultants.com)

ARTEC Consultants Inc, the world's premier performing arts facility design consultants have been responsible for numerous landmark venues around the world including Jazz At Lincoln Center in New York City, LG Arts Center in Seoul, and the acoustics of Esplanade – Theatres on the Bay, Singapore.

About AEDAS (www.aedas.com)

Currently the fourth largest architectural practice in the world, Aedas employs over 1,900 staff in 27 offices in the leading cities of Hong Kong, London, New York and Singapore as well as the rapidly growing economies of the world. The global force offers a wealth of experience and expertise in Architecture, Interior Design, Urban Design, Landscape and Graphic Design. Aedas is well known in these regions for its cutting edge high density mixed commercial, master planning, transport, residential, retail and integrated resort projects. Recently, Aedas is also one of the winning team for the Marina Bay Sands in Singapore.

About IMG Artists (www.imgartists.com)

The pre-eminent global performing arts management company and the largest and longest established major international arts agency in the Asia Pacific with its regional headquarters based in Singapore. IMG Artists has offices in London, New York, Paris, Hanover (Germany), Lucca (Italy) and Singapore. IMG Artists include Esplanade Theatres on the Bay, Dewan Filharmonik PETRONAS, Islamic Arts Museum Malaysia, National Centre of Performing Arts Mumbai and Shanghai International Arts Festival among their impressive Asian client list.

Jointly Issued by:
Rock Productions Pte Ltd *(Co. Regn: 199804091D)*
CapitaLand Limited *(Co. Regn: 198900036N)*

Date: 9 September 2007

For enquiries on the Civic and Cultural Zone:

Matthew Kang (Mr)
Director
Rock Productions Pte Ltd
HP: (65) 9682 5195
E-mail: matthew.kang@rockproductions.com

Mindy Coppin (Ms)
Senior Vice-President Director (Asia Pacific)
IMG Artists
Tel: (65) 6536 0031
Email: mcoppin@imgartists.com

For enquiries on the Retail and Entertainment Zone:

Media Contact
Tong Ka-Pin (Ms)
Communications
HP: (65) 9862 2435
Email: tong.ka-pin@capitaland.com.sg

Analyst Contact
Harold Woo (Mr)
Investor Relations
DID: (65) 6823 3210
Email: harold.woo@capitaland.com.sg

CapitaRetail China Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 23 October 2006 (as amended))

PAYMENT OF MANAGEMENT FEE
BY WAY OF ISSUE OF UNITS IN CAPITARETAIL CHINA TRUST

CapitaRetail China Trust Management Limited (the "**Company**"), as manager of CapitaRetail China Trust ("**CRCT**", and manager of CRCT, the "**Manager**"), wishes to announce that 340,243 units in CRCT ("**Units**") have been issued to the Company today as payment of the Performance Component[1] (as defined in the Trust Deed) of the Management Fee (as defined in the Trust Deed) for (i) the period from 23 October 2006 to 31 December 2006, (ii) the quarter ended 31 March 2007 and (iii) the quarter ended 30 June 2007 (all dates inclusive).

Of these 340,243 Units, 174,786 Units (comprising the Units to be issued for (i) the period from 23 Oct 2006 to 31 December 2006 and (ii) the quarter ended 31 March 2007) were issued at an issue price of S$3.0004 per Unit and 165,457 Units (comprising the Units to be issued for the quarter ended 30 June 2007) were issued at an issue price of S$3.0066 per Unit. The issue price per Unit for the 174,786 Units and the 165,457 Units is the volume weighted average price for a Unit for all trades on Singapore Exchange Securities Trading Limited in the ordinary course of trading for the period of ten business day preceding 31 March 2007 and 30 June 2007 respectively.

The Units have been issued to the Company as payment of the Performance Component of the Management Fee (as defined in the Trust Deed) in relation to Wangjing Mall, Jiulong Mall, Anzhen Mall, Qibao Mall, Xinwu Mall, Jinyu Mall and Zhengzhou Mall.

This manner of payment of the Management Fee in Units was disclosed in the CRCT initial public offering prospectus dated 29 November 2006.

With the above-mentioned issue of Units, the Company holds an aggregate of 340,243 Units and the total number of Units in issue is 475,970,756.

In relation to the initial public offering of units in CRCT ("Units"), the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

BY ORDER OF THE BOARD
CAPITARETAIL CHINA TRUST MANAGEMENT LIMITED
(Company registration no. 200611176D)
(as Manager of CapitaRetail China Trust)

Kannan Malini
Company Secretary
14 September 2007

[1] Under the deed of trust dated 23 October 2006 constituting CRCT (as amended) (the "**Trust Deed**"), the Manager is entitled to receive for its own account from the Deposited Property (as defined in the Trust Deed), in relation to any Financial Year (as defined in the Trust Deed), the Performance Fee (as defined in the Trust Deed), being a fee equal to a rate of 4.0% per annum (or such lower percentage as may be determined by the Manager in its absolute discretion) of the Net Property Income (as defined in the Trust Deed) of CRCT for each Financial Year (calculated before accounting for the Performance Fee in that Financial Year).

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited ("**SGX-ST**"). Listing of the Units on SGX-ST does not guarantee a liquid market for the Units.

The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SALE OF 50% STAKE IN GRAND DESIGN DEVELOPMENT LIMITED

CapitaLand Limited ("**CapitaLand**") wishes to announce that its indirect wholly-owned subsidiary, Somerset Mall Pte Ltd ("**SM**"), has entered into a conditional sale and purchase agreement (the "**Agreement**") with American International Assurance Company (Bermuda) Limited ("**AIAB**"). Pursuant to the Agreement, SM would sell (the "**Sale**") its entire 50% stake (comprising 5,000 ordinary shares of US$1 each fully paid) (the "**Sale Shares**") in Grand Design Development Limited ("**GDD**") to AIAB and procure the repayment of all outstanding loans granted by two other companies within the CapitaLand group to GDD (the "**Loans**").

GDD, a company incorporated in the British Virgin Islands, holds a 90% interest in Bayshore Development Group Limited ("**Bayshore**"), another company incorporated in the British Virgin Islands. Bayshore is the owner of the Grade A office building called "The AIG Tower" located at No. 1 Connaught Road, Central, Hong Kong (the "**Property**").

The consideration (the "**Consideration**") for the Sale Shares which would be wholly satisfied in cash was HK$1,814.7 million (approximately S$354.9 million) subject to a post-completion adjustment of the net asset value of GDD as of the completion date, which is expected to be on or around 30 November 2007 (the "**Completion Date**"). The Consideration was arrived at on a willing buyer-willing seller basis taking into account, among other factors, the agreed value of the Property at HK$8,069 million[1] (approximately S$1,577.9 million).

---

[1] HK$22,042 per square foot on net lettable area of 366,072 square feet or HK$19,256 per square foot on gross floor area of 419,034 square feet.

The Loans would be repaid at the face value of the amounts outstanding plus the interest accrued up to the Completion Date.

CapitaLand's carrying value of the Sale Shares based on the management accounts of GDD as at 31 July 2007 was S$93.5 million.

Completion of the Sale is subject to the fulfillment of certain conditions precedent set out in the Agreement (the **"Completion"**) including the representation by SM that it has carried out all procedures and obtained all approvals required under the laws and administrative regulations to which it is subject, to sell the Sale Shares, remaining true and accurate and not misleading at the Completion.

Upon the Completion, CapitaLand will recognise in its Group consolidated accounts a gain of approximately S$260.7 million. GDD and Bayshore will cease to be associated companies of CapitaLand.

Based on the unaudited consolidated financial statements of CapitaLand for the half year ended 30 June 2007:

(i) assuming that the Sale was effected on 1 January 2007, CapitaLand's earnings per share would have increased from 54.4 cents to 63.2 cents; and

(ii) assuming that the Sale was effected on 30 June 2007, the financial impact on CapitaLand's net tangible assets per share would not be material.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
16 September 2007

END